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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                  Commission File Number                         0-11411
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                           NOTIFICATION OF LATE FILING

         (Check One):    Form 10-K   Form 11-K   Form 20-F [X]  Form 10-Q

         Form N-SAR

         For Period Ended:      FEBRUARY 28, 1999
                            ---------------------------------------------------
     Transition Report on Form 10-K             Transition Report on Form 10-Q
     Transition Report on Form 20-F            Transition Report on Form N-SAR
     Transition Report on Form 11-K

     For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Q-MED, INC.
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Former name if applicable
Not Applicable
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Address of principal executive office (Street and number)
                              100 METRO PARK SOUTH
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City, State and Zip Code               LAURENCE HARBOR, NEW JERSEY 08878
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                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          |           (a) The reasons described in reasonable detail in Part
          |       III of this form could not be eliminated without
          |       unreasonable effort or expense;
          |
     X    |           (b) The subject annual report, semi-annual report,
          |       transition report on Form 10-K, 20-F, 11-K or form N- SAR,
          |       or portion thereof will be filed on or before the 15th
          |       calendar day following the prescribed due date; or the
          |       subject quarterly report or transition report on Form
          |       10-Q, or portion thereof will be filed on or before the
          |       fifth calendar day following the prescribed due date; and
          |
          |           (c) The accountant's statement or other exhibit
          |       required by Rule 12b-25(c) has been attached if
          |       applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to complete the required information and finalize the necessary documentation in order to complete the filing within the prescribed time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     HERBERT H. SOMMER, ESQ.                516               228-8181
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     (Name)                                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                 X Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                 X Yes      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of a variety of factors discussed in the Company's prior filing under the Securities Exchange Act of 1934, the Company's operating results have improved and the Company expects that it will report net loss for the three month period ended February 28, 1999 of $(524,776) compared to a loss of $(761,215) for the comparable period of the prior year.

                                  Q-MED, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date          APRIL 15, 1999              By   /s/     MICHAEL W. COX
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                                                       Michael W. Cox
                                                          President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatement or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).